

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2008

By Facsimile and U.S. Mail

Mr. William Prince
Chief Executive Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina 29566

>   **Re: Integrated Environmental Technologies, Ltd.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 000-26309**

Dear Mr. Prince:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1.   Where comments are applicable to disclosure in your interim filings, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Item 9a (T) Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 29

2.   You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Note 7. Licensing Agreements, page F-16

3.   Please clarify how you account for the licensing revenue associated with your license and distribution agreement with Benchmark Energy Products.

Exhibit 31.1 and 31.2

4.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please modify these certifications to include the introductory language of paragraph 4 to Item 601(b)(31) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief